Hightimes Holding Corp.

10990 Wilshire Blvd., Penthouse

Los Angeles, CA 90024

July 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att: Anne Nguyen Parker, Assistant Director

Office of Transportation and Leisure

Re:	Hightimes Holding Corp.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1 filed June 12, 2018
Post-Qualification Amendment No. 2 filed June 15, 2018
Post-Qualification Amendment No. 3 filed June 26, 2018 Post-Qualification Amendment No. 4 filed July 9, 2018
File No. 024-10794

Dear Ms. Parker:

On behalf of Hightimes Holding Corp., a Delaware corporation (the “Company” or “Hightimes”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 20, 2018, regarding the above-referenced Post-Qualification Amendments to the Company’s Offering Statement on Form 1-A qualified by the Commission on March 12, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments.

General

1.	We note your response to prior comment 1. If you are seeking to rely on Rule 260(a), please provide us with your analysis illustrating how you have established each of the component paragraphs (1)-(3), including whether the sales made without compliance with Rule 251(d)(2)(i)(A) are "insignificant to the offering as a whole" for purposes of that rule. Given your statement that "the March 12, 2018 qualified offering circular, had it been used to sell shares in the offering, was, in the Company's view, materially deficient as of June 12, 2018," please refer to the discussion the context of pre-qualification sales in section II.F of Securities Act Release No. 33-9741 (Apr. 20, 2015).

Response: At the time the Company sold shares pursuant to the offering circular, we believe we were in full compliance with Rule 260(a)(1)-(3) as follows:

(1)    To the extent that Staff might construe the Company’s sales made after filing its June 12, 2018 Post-Qualification Amendment to the Offering Circular (the “June 12 Filing”) a failure to comply with Rule 251(d)(2)(i)(A), the Company notes that the terms of such rule were not directly intended to protect the purchasing investors under the circumstances. We believe that the final Offering Circular that Rule 251(d)(2)(i)(A) requires an issuer to deliver is meant to ensure that current and accurate information is provided to investors. The Company intended to make such information available by submitting the June 12 Filing, which was submitted in order to update the qualified March 12, 2018 Offering Circular. Relevant updates included the Company’s audited financial statements for 2017, updated MD&A and provided additional disclosures regarding certain material information. As a result of the June 12 Filing, any purchasing investors had better, more accurate, and more complete disclosures regarding the status of our business and operations than was previously available.

(2)    Any failure of the Company to comply with Rule 251(d)(2)(i)(A) was, as provided in Rule 260(a)(2), insignificant with respect to the offering as a whole and did not pertain to offering limitations, issuer eligibility criteria, or requirements for offers or continuous or delayed offerings. Sales in question resulted in a $300,000 escrow deposit. Under the terms of the offering, no funds are eligible for release from escrow until the Company raises at least $5,000,000, nearly seventeen (17) times more than the amount raised from the subscriptions in question. Holding the subscription amount in escrow under such terms protects investors from any loss while the offer is ongoing. Further, the $300,000 amount in subscriptions comprises between just 0.6% and 6% of the offering as a whole, given that Hightimes must raise at least $5,000,000 but may raise no more than $50,000,000 through its Regulation A offering.

(3)    As required under Rule 260(a)(3), the Company made a good faith and reasonable attempt to comply with all applicable terms, conditions, and requirements of Regulation A, including Rule 251(d)(2)(i)(A). At the time of making the June 12 Filing, we believed we were in full compliance with Regulation A, even if mistakenly so. As described above, the Company’s Post-Qualification Amendments were filed with the purpose of providing potential investors with the best available information about Hightimes. The Company accepted subscriptions based on its understanding that the offering had been qualified as of March 12, 2018 and that sales would be made only after the June 12 Filing provided the best and most current information then available. Such June 12 Filing prevented the March 12 qualified Offering Circular from being materially deficient, and we do not believe that our actions in any way harmed investors.

We highlight for the Staff that Securities Act Rel. No. 33-9741 (Apr. 20, 2015) expresses the Commission’s “belie[f] that provisions for insignificant deviations serve an important function by allowing for certain errors that can occur in the offering process….” To the extent that the Company failed to comply with Rule 251(d)(2)(i)(A), it was clearly inadvertent. In addition, and consistent with the Staff’s prior comment, the Company has agreed to return the full $300,000 of funds to the subscribers.

Based upon the foregoing, we respectfully request that the Staff requalify the above-referenced Offering Statement on Form 1-A POS by 5:00 p.m. Eastern Time on July 23, 2018, or as soon thereafter as is practicable.

Very truly yours,

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin
Adam E. Levin, Chief Executive Officer

Cc:	NMS Capital Advisors, LLC
CKR Law, LLP